FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  January

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following announcement amends and replaces the announcement made on behalf of S K Green on 26 November 2009. This announcement clarifies that the transfer of 100,000 shares to The Bishop Radford Trust, was to a trust of which S K Green and his wife J Green are Trustees. S K Green therefore retains a non-beneficial interest in the shares transferred. Consequently the total holding following notification  remains  2,809,754 including a non-beneficial interest in 100,000 shares.

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
S K Green, a person discharging managerial responsibilities
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transaction
Transfer of shares to The Bishop Radford Trust, a registered charity, of which S K Green and his wife J Green are Trustees.
5	Number of shares, derivatives or any other financial instruments relating to shares acquired
N/A
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
100,000
7	Price per share or value of transaction
N/A
8	Date and place of transaction
24 November 2009, London
9	Date issuer informed of transaction
26 November 2009
10	Total holding following notification
2,809,754 (of which, 100,000 is non-beneficial)
11	Name of duly authorised officer/official of issuer responsible for making notification
Nicola Black, Assistant Group Company Secretary, 020 7991 2652
12	Date of notification
28 January 2010

Consequently each announcement of a change in the interests of S K Green made after 26 November 2009 has an amended 'total holding following notification' as set out below.

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

(1) Name of the issuer

HSBC Holdings plc

(2) Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

S K Green, a person discharging managerial responsibility.

(3) Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares

US$0.50 ordinary shares

(4) Details of the Announcements that are to be amended and the revised figures

Date of announcement	RNS Number	The 'Total holding following notification' disclosed	Amended 'Total holding following notification'	Nature of the Transaction and the number of shares acquired and /or disposed
30/11/09	3083D	2,709,772	2,809,772	Acquisition / monthly contribution to HSBC Holdings UK Share Ownership Plan - 18

30/12/09	8459E	2,709,790	2,809,790	Acquisition / monthly contribution to HSBC Holdings UK Share Ownership Plan - 18
15/01/10	6318F	2,721,653	2,821,653	Acquisition / scrip dividend on conditional awards under the HSBC Share Plan - 11,849 Acquisition / reinvestment of scrip dividend on HSBC Holdings UK Share Ownership Plan holding - 14

(5) Total holding as at 26 January 2010

2,821,653 (of which 100,000 is non-beneficial)

(6) Name of duly authorised officer/official of issuer responsible for making notification

Nicola Black, Assistant Group Company Secretary, 020 7991 2652

(7) Date of notification

28 January 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                   Date: 28 January, 2010